UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	An Update to an Item on the Agenda of the Company's Extraordinary General Meeting to be Convened on May 29, 2019

Item 1

An Update to an Item on the Agenda of the Company's Extraordinary General Meeting
to be Convened on May 29, 2019

Further to the Company's Proxy Statement for the Extraordinary General Meeting of Shareholders, that is expected be convened on May 29, 2019 (the "Extraordinary Meeting"), as published on April 18, 2019 (Ref. No. 2019-02-035718) (the "Proxy Statement"), the Company wishes to update regarding an amendment to the proposed compensation terms of the Company's new Chairman of the Board, Mr. Yoav Doppelt, as set forth in Item 2 of the Proxy Statement.

According to the proposed change, Item 2 of the Proxy Statement will be amended, in such way that Mr. Doppelt's compensation terms will no longer include an annual cash bonus of up to NIS 1 million, but will be comprised of the equity grant only that the terms of which will remain unchanged. Accordingly, Mr. Doppelt's termination arrangements as provided in the Proxy Statement, will be amended in such way that his LTI grants will continue to vest for a period of 12 months following the termination, but he will not be entitled to an annual cash bonus for such period.

It is clarified, that there are no additional or other changes to the items on the agenda of the Proxy Statement, and that there are no changes to the date of the Extraordinary Meeting, nor to any other date set forth in the Proxy Statement, including the record date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: May 20, 2019